Exhibit 12.1

Goodman Global, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,
	2003	2004	2005	2006	2007
Earnings:
Income (loss) from continuing operations before income taxes	89,111	42,644	40,697	98,355	161,556

Fixed charges	28,186	15,058	78,450	83,531	74,024
Capitalized Interest	—	—	(879)	(1,347)	(385)

Total adjustments	28,186	15,058	78,450	83,531	74,024

Earnings adjusted for fixed charges	117,297	57,702	119,147	181,886	235,580

Fixed charges:
Interest expense	26,081	12,478	74,213	77,825	68,378
Capitalized Interest			879	1,347	385
Portion of rent expense representative of interest	2,105	2,580	3,358	4,359	5,261

Total fixed charges	28,186	15,058	78,450	83,531	74,024

Ratio of earnings to fixed charges	4.2	3.8	1.5	2.2	3.2